EXHIBIT 99.194
news release

401 Bay Street, Suite 2010,	Shares outstanding: 113,297,000
P.O. Box 118
Toronto, Ontario	TSX: TCM, TCM.WT
Canada M5H 2Y4	Frankfurt: A6R
November 8, 2007
THOMPSON CREEK ANNOUNCES THIRD-QUARTER FINANCIAL RESULTS AND REVISED OUTLOOK
Overview (all in U.S. dollars):
•	Molybdenum production estimates have been revised downwards for 2007 and 2008 and upwards for 2009. Production is now estimated at between 17.5 and 18 million pounds in 2007, between 24 and 25.5 million pounds in 2008, and in excess of 34 million pounds in 2009 (not including any potential production from the Davidson Deposit).

•	Revenues were $200.9 million in the third quarter and $716.6 million in the first nine months of 2007.

•	Net income was $23.9 million or $0.21 per basic and $0.18 per diluted share in the third quarter and $128.5 million or $1.18 per basic and $1.05 per diluted share in the first nine months of the year.

•	Net income during the third quarter was negatively affected by a withholding tax expense of $4.5 million on the cross-border distribution of earnings and an $8.7 million annual bonus to employees paid for the 12-month period ending June 30, 2007.

•	Lower molybdenum production due to lower-grade ore increased per-pound operating costs in the third quarter.

•	Debt was reduced by $17.3 million during the third quarter and by a total of $150.9 million since the beginning of 2007. At September 30, 2007, the principal outstanding on the First Lien Credit Facility was $252.8 million and cash balances totaled $96.4 million.

•	Average realized prices on molybdenum sales rose to $32.05 per pound in the third quarter from $29.59 in the second quarter and $25.57 in the first quarter.
Note: A conference call and webcast for analysts and investors is scheduled for Friday, November 9, 2007 at 11:00 a.m. Eastern.

Thompson Creek Metals Company Inc. (“the Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three and nine months ended September 30, 2007 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.
“The second half of 2007 is a transition period for the Company as molybdenum production has been lower than what we achieved in the past and substantially below the level we will be able to achieve in future years,” said Kevin Loughrey, President and Chief Executive Officer.
Production in the third quarter was reduced from the second quarter mainly due to the processing of low-grade stockpiled ore at the Thompson Creek mill in Idaho while the stripping of 8.6 million tonnes of waste rock occurred to gain access to Phase 6 ore at the mine. However, the mill shifted to processing some Phase 6 ore at the beginning of the fourth quarter. As a result, molybdenum production is expected to increase. The Company estimates production from both the Thompson Creek and Endako mines combined will be between 4.5 and 5 million pounds in the fourth quarter of 2007 compared with 3 million pounds in the third quarter. The Company produced 4.5 million pounds of molybdenum in the second quarter and 5.4 million pounds in the first quarter of 2007.
“We remain confident that the future bodes well for the Company. We expect molybdenum production from our two existing mines to rise from between 17.5 and 18 million pounds in 2007 to in excess of 34 million pounds in 2009 – a rise of about 100% — at a time when molybdenum prices are likely to remain relatively strong,” Mr. Loughrey stated.
Financial Results
Thompson Creek’s revenues totaled $200.9 million in the third quarter of 2007 and $716.6 million in the first nine months of the year. Third-quarter revenues were positively affected by a 8.3% rise in the average price realized on the Company’s molybdenum sales between the second and third quarters of 2007. The average realized price was $32.05 per pound in the third quarter, compared with $29.59 per pound in the second quarter and $25.57 per pound in the first quarter. No revenues were earned by Thompson Creek in the first nine months of 2006 as it was in the development stage and did not own operating properties at the time.
After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining operations totaling $253.1 million in the first nine months of the year. Income from mining operations was $60.9 million in the third quarter versus $104.1 million in the second quarter and $88.1 million in the first quarter of 2007.
Net income for the third quarter of 2007 was $23.9 million or $0.21 per basic and $0.18 per diluted share, compared with a net loss of $2.8 million or $0.06 per basic and diluted share a year earlier. The per-share figures are based on a weighted-average number of shares outstanding of 112,875,000 (basic) and 129,638,000 (diluted) in the third quarter of 2007 and 50,186,000 (basic and diluted) a year earlier. At November 2, 2007 there were 113,297,000 shares outstanding.
Net income during the third quarter of 2007 was reduced by a withholding tax expense of $4.5 million on the cross-border distribution of earnings. Also, operating and general and administrative expenses in the quarter were increased by an $8.7 million annual bonus to employees for the 12-month period ending June 30, 2007.
Net income in the first nine months of 2007 was $128.5 million or $1.18 per basic and $1.05 per diluted share, compared with a net loss of $8.1 million or $0.17 per basic and diluted share a year earlier. The per-share figures are based on a weighted-average number of shares outstanding of 109,151,000 (basic) and 121,985,000 (diluted) in the first nine months of 2007 and 47,755,000 (basic and diluted) a year earlier. Net income in the first nine months was negatively affected by the inclusion in first-quarter operating expenses of $29.6 million related to the inventory portion of the purchase price adjustment associated with the Company’s purchase of Thompson Creek Metals Company USA (formerly known as Thompson Creek Metals Company) in October 2006.
Cash flow from operating activities was $29.1 million in the third quarter and $136.8 million in the first nine months of 2007, compared with cash used of $3.3 million in the third quarter and $9.7 million in the first nine months of 2006.
During the third quarter of 2007, the Company made payments of $16.7 million to reduce its First Lien Credit Facility to $252.8 million on September 30, 2007. This followed payments in the first half of the year to reduce the First Lien Credit Facility by $70.5 million to $269.5 million on June 30, 2007 and to fully discharge the $61.9 million Second Lien Credit Facility.
Since the acquisition of the mining and metallurgical operations in October 2006, the Company has used $210.6 million of cash to reduce debt by $149.1 million and to pay the former owner $61.5 million in December 2006 for certain receivables acquired on the acquisition date.
The Company is responsible for a future contingent payment amount to the former owner of up to $125 million depending on the average price for molybdenum. Since the average price for molybdenum is now expected to exceed $25 per pound for 2007, the Company will be required to pay the former owner $100 million of this contingent payment amount in January 2008, and the Company has enough funds to make the payment. If the average price for molybdenum exceeds $15 per pound in 2009, an additional $25 million will be owed to the former owner in January 2010.
Cash balances were $96.4 million at September 30, 2007, compared with $94.4 million at June 30, 2007, and $98.1 million at December 31, 2006.
The Company’s mines produced 3.0 million pounds of molybdenum at an average production cost of $11.63 per pound in the third quarter of 2007 and 12.9 million pounds of molybdenum at an average production cost of $7.69 per pound in the first nine months of 2007.
The cited amounts for the third quarter and first nine months reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Company. The average costs reflect production costs, including roasting costs, for molybdenum from the Thompson Creek and Endako mines but exclude deferred development stripping costs.

The Thompson Creek Mine produced 1.1 million pounds at an average cost of $15.57 per pound in the third quarter. The higher costs reflect the impact of dividing the relatively fixed costs by a small number of pounds produced. Production was lower than historic levels in the quarter because the mine was producing primarily from lower-grade stockpiled material while waste material was being stripped to access Phase 6 ore. In addition, the development work for Phase 6 prevented access to exposed ore at the bottom of the Phase 5 pit. In the first nine months of 2007, the Thompson Creek Mine produced 7.3 million pounds at an average production cost of $7.20 per pound.
The Company’s 75% share of Endako Mine’s production was 1.9 million pounds at an average cost of $9.27 per pound in the third quarter and 5.6 million pounds at an average cost of $8.34 per pound in the first nine months of 2007. For both the three and nine-month periods, production was lower than expected due to lower ore grades and lower recoveries in the milling process.
Outlook
The molybdenum price has remained above $30 per pound subsequent to quarter-end and with the one month delay in pricing for most contracts, the Company will receive over $30 per pound for most of its fourth-quarter production. The current worldwide supply and demand fundamentals suggest that the molybdenum price will remain relatively strong for the foreseeable future.
Production for the nine months ending September 30, 2007 was lower than historic levels largely because the Thompson Creek Mine was processing lower-grade stockpiled ore while waste stripping occurred to access Phase 6 ore and also because of lower-than-expected grades at the Endako Mine. Production for the last quarter of 2007 is expected to increase over the third quarter as more Thompson Creek Mine production will come from Phase 6 ore and as grades increase. Production for 2007 from both the Thompson Creek Mine and from the Company’s 75% interest in the Endako Mine is now expected to be in the range of 17.5 to 18 million pounds, which is below the previous estimate issued in January 2007 of approximately 21 million pounds. Production at the Thompson Creek Mine is expected to be in the range of 10.0 to 10.3 million pounds in 2007 while the Company’s 75% share of Endako’s production is expected to total between 7.5 and 7.7 million pounds.
The Company has changed its forecast for molybdenum production for both 2008 and 2009. In summary, the Company expects its molybdenum production to be in the range of 24.0 to 25.5 million pounds in 2008 versus a previous estimate of 27 million pounds, and to exceed 34 million pounds in 2009 (without including any potential from the Davidson deposit), up from a previous estimate of 29 million pounds for that year.
The change in production estimates is mainly due to a change in the mine plan at the Thompson Creek Mine as a result of several factors but primarily due to the fact that stripping activity took longer than expected and the ore body was reached 2.5 months later than planned. The shift from lower-grade ore to higher-grade ore was expected to occur in 2007 but now the mining of some of the lower-grade ore has been shifted into 2008. The production estimate for 2009, however, has been increased from previous estimates because the annual average grade will be higher than previously expected, and the mill throughput has been increased from the prior estimate. Production and cost ranges for the Thompson Creek Mine and the Company’s 75% share of Endako Mine are expected to be as follows:

	Molybdenum		Production
	Production		Costs
	(million pounds)		($ / lb)
	2008	2009	2008	2009
Thompson Creek Mine	16.5 to 17	approx. 26	6.00 to 6.50	approx. 5.00

Endako Mine (TCM’s 75% interest)	7.5 to 8.5	approx. 8	8.50 to 9.25	approx. 8.50
The Company has initiated a study to examine the feasibility of increasing production at Endako by increasing mill processing capacity to 50,000 tonnes per day from the current average of 28,000 tonnes per day. Results of the study were announced by the Company in a news release dated November 8, 2007.
The Company is also re-evaluating mineral reserves and developing a new mine plan for its Thompson Creek Mine. The work is expected to be completed later this year.
A feasibility study of the Davidson Project is currently being prepared by external consultants and is expected to be completed in 2007.
The Thompson Creek Mine production targets cited above will require additional capital expenditures as will the Davidson development and any potential increase in the Endako production. Later this year, once a decision has been reached on the proposed Endako expansion and when the Davidson feasibility is completed, the amount and timing of all the capital expenditures will be finalized along with the related cash flows. The Company will discuss these capital expenditure requirements with current and potential lenders at that time.
Additional information on the Company’s financial position is available in Thompson Creek’s Financial Statements and Management’s Discussion and Analysis for the three and nine months ended September 30, 2007, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.thompsoncreekmetals.com).
Conference call and webcast
Thompson Creek will hold a conference call for analysts and investors to discuss its third-quarter 2007 financial results on Friday, November 9, 2007 at 11 a.m. (Eastern).
Ian McDonald, Executive Chairman, Kevin Loughrey, President and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.
To participate in the call, please dial 416-644-3430 or 1-800-588-4942 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com.
An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21252263 followed by the number sign) from 1:00 p.m. on November 9 to 11:59 p.m. on November 16. An archived recording of the webcast will also be available at Thompson Creek’s website.
About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Thompson Creek undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Consolidated Balance Sheets
At September 30, 2007 and December 31, 2006
(US dollars in thousands – Unaudited)

	September 30	December 31
	2007	2006
Assets
Current assets
Cash and cash equivalents	$96,443	$98,059
Accounts receivable	81,846	84,476
Product inventory	121,554	131,269
Material and supplies inventory	27,411	25,498
Prepaid expenses and other assets	3,421	3,015
Income and mining taxes recoverable	20,276	—

	350,951	342,317

Property, plant and equipment	501,722	480,187
Reclamation deposits	26,090	23,005
Restricted cash	9,847	8,081
Goodwill	154,081	46,322

	$1,042,691	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$40,578	$38,794
Acquisition cost payable	100,000	—
Current portion of long-term debt	66,893	73,758
Income and mining taxes payable	—	29,407
Future income and mining taxes	3,009	16,769

	210,480	158,728
Long-term debt	187,192	324,048
Asset retirement obligations	28,266	25,992
Sales contract liabilities	18,844	11,421
Severance and other liabilities	9,848	8,008
Future income and mining taxes	148,599	147,664

	603,229	675,861

Shareholders’ Equity
Common shares	264,724	210,857
Warrants	35,041	35,445
Contributed surplus	22,427	14,953
Retained earnings (deficit)	100,903	(27,579)
Accumulated other comprehensive income (loss)	16,367	(9,625)

	439,462	224,051

	$1,042,691	$899,912

Consolidated Statements of Income (Loss)
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars and share amounts in thousands, except per share amounts – Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Revenues
Molybdenum sales	$195,905	$—	$697,895	$—
Tolling and calcining	4,951	—	18,712	—

	200,856	—	716,607	—

Cost of sales
Operating expenses	125,410	—	414,985	—
Selling and marketing	2,378	—	7,466	—
Depreciation and depletion	11,783	—	39,834	—
Accretion	379	—	1,209	—

	139,950	—	463,494	—

Income from mining operations	60,906	—	253,113	—

Other expenses (income)
General and administrative	2,579	487	9,361	1,469
Exploration and development	1,071	2,375	5,301	6,963
Interest and finance fees	7,843	—	35,381	—
Stock-based compensation	3,115	—	11,543	496
Interest income	(1,844)	(67)	(6,007)	(171)
Other	1,436	—	2,820	(6)

	14,200	2,795	58,399	8,751

Income (loss) before taxes	46,706	(2,795)	194,714	(8,751)

Income and mining taxes (recoverable)
Current	14,675	—	86,501	—
Future	8,083	—	(20,269)	(620)

	22,758	—	66,232	(620)

Net income (loss)	$23,948	$(2,795)	$128,482	$(8,131)

Net income (loss) per share
Basic	$0.21	$(0.06)	$1.18	$(0.17)

Diluted	$0.18	$(0.06)	$1.05	$(0.17)

Consolidated Statements of Cash Flows
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars in thousands – Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Operating Activities
Net income (loss)	$23,948	$(2,795)	$128,482	$(8,131)
Items not affecting cash
Depreciation and depletion	11,783	—	39,834	—
Accretion	380	—	1,209	–
Amortization of finance fees	729	—	7,146	—
Gain on other derivative instruments	(1,227)	—	(2,615)	—
Stock-based compensation	3,115	–	11,543	496
Future income and mining taxes	8,083	—	(20,269)	(620)
Gain on sale of marketable securities	—	—	—	(6)
Change in non cash working capital	(17,694)	(493)	(28,486)	(1,450)

Cash generated by (used in) operating activities	29,117	(3,288)	136,844	(9,711)

Investing Activities
Property, plant and equipment	(3,801)	—	(9,439)	(444)
Deferred stripping costs	(9,896)	—	(25,516)	—
Restricted cash	(81)	—	(1,503)	(235)
Reclamation deposits	(1,890)	—	(2,626)	—
Proceeds from disposition of marketable securities	—	—	—	26

Cash used in investing activities	(15,668)	—	(39,084)	(653)

Financing Activities
Proceeds from issue of common shares	4,805	1,167	48,504	6,732
Long-term debt repayments	(17,333)	—	(150,867)	—

Cash provided by (used in) financing activities	(12,528)	1,167	(102,363)	6,732

Effect of exchange rate changes on cash and cash equivalents	1,169	(8)	2,987	(56)

Increase (decrease) in cash and cash equivalents	2,090	(2,129)	(1,616)	(3,688)

Cash and cash equivalents, beginning of period	94,353	5,356	98,059	6,915

Cash and cash equivalents, end of period	$96,443	$3,227	$96,443	$3,227

Consolidated Statements of Retained Earnings (Deficit)
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars in thousands – Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Retained earnings (deficit), beginning of period	$76,955	$(12,272)	$(27,579)	$(6,936)
Net income (loss)	23,948	(2,795)	128,482	(8,131)

Retained earnings (deficit), end of period	$100,903	$(15,067)	$100,903	$(15,067)

Consolidated Statements of Comprehensive Income (Loss)
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars in thousands – Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Net income (loss)	$23,948	$(2,795)	$128,482	$(8,131)
Other comprehensive income (loss) Foreign currency translation adjustment	12,322	(6)	25,992	(220)

Comprehensive income (loss)	$36,270	$(2,801)	$154,474	$(8,351)

For more information, please contact:

Ian McDonald	Tina Cameron
Executive Chairman	Renmark Financial Communications Inc.
Thompson Creek Metals Company Inc.	Tel.: 514-939-3989
Tel: 416-860-1438	tcameron@renmarkfinancial.com
info@tcrk.com

Wayne Cheveldayoff
Director of Investor Relations
Thompson Creek Metals Company Inc.
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@tcrk.com